B3

02018312

TES
IGE COMMISSION
20549

MAR 0 1 2002

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SEC FILE NUMBER
8-1068

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Neuberger Berman, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York	New York	10158-3698
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Stadler — (646) 497-4506
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	New York	New York	10105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

Neuberger Berman, LLC
Investment Management
605 Third Avenue
New York, NY 10158-3698
Tel 212.476.9000

NEUBERGER BERMAN

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Income.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Member's Capital.
- ☐ (f) Consolidated Statement of Changes in Subordinated Liability.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary commodities schedules, pursuant to CFTC regulations.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Neuberger Berman, LLC:

We have audited the accompanying consolidated statement of financial condition of Neuberger Berman, LLC (a Delaware limited liability company) and subsidiaries as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Neuberger Berman, LLC and subsidiaries as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 19, 2002

NEUBERGER BERMAN, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
(000's omitted)

ASSETS	
Cash and cash equivalents	$ 259,781
Cash and securities segregated for the exclusive benefit of clients	593,973
Cash and securities deposited with clearing organizations (including securities with a market value of $11,957)	13,189
Securities purchased under agreements to resell	304,576
Receivable from brokers, dealers and clearing organizations	2,109,110
Receivable from clients	773,854
Securities owned, at market value	70,407
Fees receivable	15,304
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $26,949	20,942
Other assets	82,119
Total assets	$ 4,243,255
LIABILITIES AND MEMBER'S CAPITAL	
Securities sold under agreements to repurchase	$ 608,538
Payable to brokers, dealers and clearing organizations	1,702,813
Payable to clients	1,415,904
Securities sold but not yet purchased, at market value	6,174
Other liabilities and accrued expenses	132,010
	3,865,439
Subordinated liability	35,000
Member's capital	342,816
Total liabilities and member's capital	$ 4,243,255

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Neuberger Berman, LLC ("NB, LLC"), a Delaware limited liability company, is wholly owned by Neuberger Berman Inc. (the "Parent"), a publicly owned company. NB, LLC is a registered broker-dealer engaged principally in providing investment advisory services. As a registered investment adviser, NB, LLC manages equity, fixed income, balanced, socially responsive and international portfolios for individuals, families, endowments, foundations, trusts, employee benefit plans and is a sub-adviser to certain affiliates, including the Neuberger Berman family of funds. As a registered broker-dealer, NB, LLC executes securities transactions for its clients and others and provides prime brokerage and correspondent clearing services to other firms.

The consolidated statement of financial condition includes the accounts of NB, LLC and its subsidiaries. NB, LLC's wholly owned subsidiaries are Neuberger Berman Trust Company of Delaware, a non-depository limited purpose trust company chartered under the Delaware Banking Code and Neuberger & Berman Agency Inc., a New York corporation (collectively, the "Company"). Material intercompany transactions and balances have been eliminated in consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated statement of financial condition is prepared in accordance with generally accepted accounting principles. The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition. Management does not believe that actual results will differ materially from these estimates.

Securities owned and securities sold but not yet purchased are valued at market. Principal transactions in securities and the related revenues and expenses are recorded on a trade date basis. Commission income and related expenses are recorded on a trade date basis.

For purposes of the consolidated statement of financial condition, the Company considers all investments in money market funds to be cash equivalents.

The majority of investment advisory fees earned from high net worth and institutional clients are charged or billed to accounts quarterly based upon the account's net asset value at the beginning of a quarter.

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142, which became effective on July 1, 2001 for acquisitions after June 30, 2001 and on January 1, 2002 for acquisitions prior to July 1, 2001, states that goodwill is no longer subject to amortization over its estimated useful life, but will be assessed for impairment. In addition, acquired intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. As of December 31, 2001, the Company did not record a goodwill impairment charge.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the implementation of SFAS No. 144 will have a material impact on the consolidated statement of financial condition.

3. SECURITIES PURCHASED AND SOLD UNDER AGREEMENTS TO RESELL AND REPURCHASE

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of collateral, comprised of market value and cash, equal to or in excess of principal amounts received and pledged under resale and repurchase agreements, respectively. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of December 31, 2001, the Company had received securities with market values of $801,935,000, of which $497,504,000 is included in cash and securities segregated for the exclusive benefit of clients (see Note 7). In addition, the Company pledged securities with market values of $610,857,000.

As of December 31, 2001, the Company repledged $304,431,000 of the securities it had received under its resale agreements.

4. RECEIVABLE FROM AND PAYABLE TO CLIENTS

Receivable from and payable to clients represent amounts due from or to clients of the Company in connection with cash and margin securities transactions. Amounts receivable are collateralized by clients' securities held by the Company and by others for delivery to the Company, the value of which is not reflected in the accompanying consolidated statement of financial condition.

In the normal course of business, the Company is permitted to use client margin securities to finance customer securities transactions, subject to certain regulatory guidelines.

5. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

As of December 31, 2001, amounts receivable from and payable to brokers, dealers and clearing organizations includes approximately $1,946 million of securities borrowed and approximately $1,576 million of securities loaned.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2001, the Company had received securities with a market value of approximately $1,851 million related to its securities borrowed transactions. As of December 31, 2001, the Company had pledged securities with a market value of approximately $1,494 million related to its securities loaned transactions.

5. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS (Continued)

As of December 31, 2001, the Company repledged $1,851 million of the securities it had received under its securities borrowed transactions.

6. SUBORDINATED LIABILITY

On September 1, 1999, the Travelers Insurance Company loaned the Company $35,000,000 pursuant to a subordinated promissory note (the "Note"). This amount is payable on September 1, 2004. Interest accrues on the unpaid principal amount of the Note at a floating rate adjusted quarterly, based on the three month LIBOR rate plus 75 basis points and is payable quarterly. The Note was approved by the New York Stock Exchange, Inc. ("NYSE") and the unpaid principal amount is available to the Company in computing net capital under Securities and Exchange Commission ("SEC") Rule 15c3-1. The Note contains certain covenants that limit the percentage by which the aggregate unpaid principal amount of subordinated liabilities exceed total regulatory capital and impose a dollar amount below which total ownership equity cannot fall. In the opinion of management, the Company is in compliance with its debt covenants.

7. REGULATORY REQUIREMENTS

As a registered broker-dealer and member of the NYSE, NB, LLC is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that it maintain minimum net capital, as defined under the alternative method, of the greater of $1.5 million or 2% of aggregate debit items arising from client transactions or 4% of funds required to be segregated pursuant to the Commodity Exchange Act. As of December 31, 2001, NB, LLC had net capital of approximately $236,913,000, which exceeded requirements by approximately $210,489,000. The net capital charge for the deductible on an affiliate's fidelity bond has been borne by NB, LLC.

Cash of $3,550,000, U.S. Treasury bills with a market value of $101,133,000 and $475,265,000 of contract value plus accrued interest on various U.S. Government obligations purchased under agreements to resell have been segregated in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the SEC.

As a clearing broker-dealer, NB, LLC has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed in order for correspondent firms to classify their assets held by NB, LLC as allowable assets in the correspondents' net capital calculation. At December 31, 2001, NB, LLC had a reserve requirement of $11,846,000 which was met by the deposit of $13,005,000 of contract value on a U.S. Treasury note purchased under an agreement to resell, which has been segregated in a special reserve bank account for the exclusive benefit of customers – PAIB under rule 15c3-3 of the SEC.

Cash of approximately $24,000 and U.S. Treasury bills with a market value of approximately $996,000 have been segregated under the Commodity Exchange Act.

8. COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under lease agreements expiring on various dates through 2013. Office space leases are subject to escalation based on increases in costs incurred by the lessor. Minimum rentals, excluding office space escalation, under these lease agreements, are as follows:

Year ending December 31:	Amount
2002	$13,788,000
2003	13,435,000
2004	13,014,000
2005	12,501,000
2006	12,049,000
Thereafter	74,718,000

The Company has satisfied margin requirements with clearing organizations by obtaining letters of credit in favor of the clearing organizations. Open unsecured letters of credit as of December 31, 2001 were approximately $40,501,000. Unused committed lines of credit were $100,000,000 as of December 31, 2001.

In the normal course of business, the Company is subject to various legal proceedings. In the opinion of management, based on discussions with legal counsel, the resolution of pending proceedings will not have a material adverse effect on the consolidated statement of financial condition or liquidity of the Company.

9. EMPLOYEE BENEFIT PLANS

The Company is a sponsor, in conjunction with affiliates, in defined contribution plans consisting of an employee profit-sharing plan and a money purchase pension plan covering all full-time employees and qualifying part-time employees who have completed one year of continuous service, as defined.

Contributions to the plans, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense.

The Company is a participant, in conjunction with affiliates, in an employee defined contribution stock incentive plan (the "Stock Incentive Plan"), sponsored by the Parent. The compensation expense associated with the contribution of common stock to the Stock Incentive Plan has been borne by the Parent.

The Company is a participant, in conjunction with affiliates, in a Wealth Accumulation Plan (the "Plan"), sponsored by the Parent. Employees who are eligible for a bonus or who receive commissions and other direct pay may elect to defer, within the parameters set forth in the Plan, a portion of such compensation. Amounts deferred by employees are used to acquire, on a pretax basis, common stock at a 25% discount from the market value of the Parent's common stock. Any common stock so acquired vests over a three year period and is subject to forfeiture.

10. INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Deferred taxes consist primarily of depreciation and amortization, unrealized gains and losses on marketable securities and deferred compensation.

The Company is included in the consolidated federal income tax return of the Parent and combined income tax returns for certain states and localities. Separate tax returns are filed in certain states as required. Under the terms of the tax-sharing agreement (the "Agreement") with its Parent, the Company is allocated a provision for taxes based on the tax that would have been determined on a separate tax return basis. Included in other liabilities and accrued expenses is $52,391,000 which represents the Company's portion of taxes due pursuant to this Agreement.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contract value, which approximate market value due to their relatively short-term nature or variable market rates of interest.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement and financing of these transactions can result in off-balance sheet risk or concentrations of credit risk.

The Company has a high net worth and institutional client base. The Company records client securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of credit exposure, position and financial reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing, where applicable, of each broker-dealer, client and other counterparty with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

For transactions in which the Company extends credit to clients, the Company seeks to control the risks associated with these activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral, or reduces securities positions when necessary. The Company's policy is to take possession of securities purchased under agreements to resell.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (Continued)

As part of its prime brokerage business, the Company writes covered over-the-counter put options on listed equity securities with certain of its prime brokerage clients. Market risk is mitigated as the options are generally deep in the money and covered by an equivalent number of securities sold but not yet purchased. The fair value of such options was approximately $826,000 at December 31, 2001.

13. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the Company earned brokerage commissions for the execution of transactions for certain affiliates, including the Neuberger Berman family of funds.

The Company has agreements with certain affiliates through which it earns investment advisory fees and commissions.

The Company has sub-advisory agreements with an affiliate where the Company provides investment recommendations and research information.

The Company received fees for providing certain general and administrative services and office space to affiliates.

The Company paid fees, primarily for marketing services rendered by an affiliate.

The Company paid fees for the use of furniture and equipment owned by the Parent.

Cash and cash equivalents and securities owned, at market value include $162,000,000 and $12,359,000 respectively, invested in money market and other funds managed by an affiliate.

Included in other assets is $2,837,000 due from affiliates for expense processing and management fees.

Included in other liabilities and accrued expenses is $56,343,000 due to Parent.